



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 15, 2005

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 35	October 15, 2005, 2005	Disclosure of Shareholding Pattern
2	Clause 49	October 15, 2005	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

10/25

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 15, 2005

BOMBAY STOCK EXCHANGE LIMITED
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

ATTENTION : MS. CHITRA SEKHAR (DCS-CRD)
SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sirs,

Sub : **Shareholding Pattern as on September 30, 2005.**

We send herewith Shareholding Pattern of Equity Shares of the Company as on September 30, 2005, in terms of Clause 35 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M Ambani
President & Company Secretary

Encl : a/a

RELIANCE INDUSTRIES LIMITED

SHAREHOLDING PATTERN (EQUITY SHARES)

CATEGORY		AS ON 30.09.2005	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters ***		
	Indian Promoters (As per list attached Annexure - I)	17 60 97 334	12.64
	Foreign Promoters		
2	**Persons acting in concert** # (As per list attached Annexure - II)	47 53 25 151	34.11
	Sub Total	**65 14 22 485**	**46.75**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	2 51 34 132	1.80
b	Banks, Financial Institutions, Insurance	8 01 70 846	5.75
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	31 94 69 959	22.93
	Sub Total	**42 47 74 937**	**30.48**
4	**Others**		
a	Private Corporate Bodies	4 40 06 577	3.16
b	Indian Public	17 34 57 980	12.45
c	NRIs/OCBs	1 20 09 357	0.86
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	8 78 36 705	6.30
	Sub Total	**31 73 10 619**	**22.77**
	GRAND TOTAL	**139 35 08 041**	**100.00**

* as defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The promoters' holding shall include all entities in the promoters' group - individual or body corporates.

as defined in Regulation 2(1)(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Note 1: Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.

Note 2: Total foreign shareholding in number of shares and percentage shareholding be given as footnote including GDR and ADR holdings.

Note 3: The company shall also post this information on its web site.

Note 4: As defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended in January, 2005, the Promoters holding is to be treated as 65,14,22,485 shares which includes 47,53,25,151 shares held by persons acting in concert ("PACs") but the PACs holding has been shown separately since the format of disclosure under Clause 35 has remained unchanged.



RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

CATEGORY		AS ON 30.09.2005	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
	Petroleum Trust -(through Trustees for sole beneficiary - M/s Reliance Industrial Investments & Holdings Ltd.)	10 46 60 154	7.51
2	**Persons acting in concert**		
a	Sanchayita Mercantile Private Limited	3 42 59 091	2.46
b	Reliance Enterprises Limited	3 15 20 000	2.26
c	Florentine Trading Private Limited	2 61 15 686	1.87
d	Velocity Trading Private Limited	2 46 06 830	1.77
e	Madhuban Merchandise Private Limited	2 43 50 000	1.75
f	Ornate Traders Private Limited	1 95 67 290	1.40
g	Reliance Polyolefins Private Limited	1 90 90 909	1.37
h	Tresta Trading Private Limited	1 65 47 904	1.19
I	Amur Trading Private Limited	1 65 10 300	1.18
j	Reliance Capital Limited	1 64 93 468	1.18
k	Yangste Trading Private Limited	1 62 30 869	1.16
l	Reliance Aromatics and Petrochemicals Private Limited	1 60 29 090	1.15
m	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15
n	Reliance Chemicals Private Limited	1 45 68 372	1.05
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	6 34 77 288	4.56
b	**FIIs**		
	Europacific Growth Fund	1 88 85 718	1.36
	HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	1 66 83 143	1.20
4	**Others**		
a	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 78 36 705	6.30

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 30.09.2005	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	31 94 69 959	22.93
2	NRIs/OCBs	1 20 09 357	0.86
3	GDRs	8 78 36 705	6.30

NOTE :- 3 The Company is posting the above information on its website.



Reliance Industries Ltd
MUMBAI

Annexure I

Sr No	Names of Indian Promoters as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
1	Petroleum Trust -(through Trustees for sole beneficiary - M/s Reliance Industrial Investments & Holdings Ltd.)	10 46 60 154	7.51
2	Fiery Investments & Leasing Pvt Ltd	1 10 75 630	0.79
3	Sanatan Textrade Pvt Ltd	84 26 758	0.60
4	Clarion Investments & Trading Company Pvt Ltd	78 61 364	0.56
5	Orson Trading Pvt Ltd	67 66 567	0.49
6	Nikhil Investments Company Pvt Ltd	50 59 714	0.36
7	Real Fibres Pvt Ltd	42 82 054	0.31
8	Smt.K D Ambani	36 65 227	0.26
9	Pams Investments & Trading Comapny Pvt Ltd	31 84 983	0.23
10	Hercules Investments Pvt Ltd	31 48 647	0.23
11	Reliance Consolidated Enterprises Pvt Ltd	24 88 734	0.18
12	Shri.A D Ambani	18 59 271	0.13
13	Shri.M D Ambani	18 57 923	0.13
14	Smt.Nita Ambani	16 99 073	0.12
15	Ms.Isha M Ambani	16 82 195	0.12
16	Master Akash M Ambani	16 81 595	0.12
17	Jaianmol A Ambani	16 69 759	0.12
18	Smt.Tina Ambani	16 50 832	0.12
19	Jagdishwar Investments & Trading Company Pvt Ltd	10 67 453	0.08
20	Jagadanand Investments & Trading Company Pvt Ltd	9 56 604	0.07
21	Kedareshwar Investments Trading Company Pvt Ltd	6 48 303	0.05
22	Kankhal Investments & Trading Company Pvt Ltd	5 90 601	0.04
23	Shri.Dattaraj V Salgaocar	55 070	0.00
24	Smt.Dipti D Salgaocar	45 056	0.00
25	Shri.B H Kothari	11 000	0.00
26	Smt.Nina B Kothari	2 326	0.00
27	Eklavya Mercantile Private Limited	63	0.00
28	Anadha Enterprise Private Limited	63	0.00
29	Ekansha Enterprise Private Limited	63	0.00
30	Bhumika Trading Private Limited	63	0.00
31	Bahar Trading Private Limited	63	0.00
32	Bhavan Mercantile Private Limited	63	0.00
33	Anumati Mercantile Private Limited	63	0.00
Total -->		**17 60 97 334**	**12.64**



Annexure II

Sr No	Names of Persons acting in concert as defined in Regulation 2(1)(e) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
1	Sanchayita Mercantile Pvt Ltd	3 42 59 091	2.46
2	Reliance Enterprises Ltd	3 15 20 000	2.26
3	Florentine Trading Pvt Ltd	2 61 15 686	1.87
4	Velocity Trading Pvt Ltd	2 46 06 830	1.77
5	Madhuban Merchandise Pvt Ltd	2 43 50 000	1.75
6	Ornate Traders Pvt Ltd	1 95 67 290	1.40
7	Reliance Polyolefins Pvt Ltd	1 90 90 909	1.37
8	Tresta Trading Pvt Ltd	1 65 47 904	1.19
9	Amur Trading Pvt Ltd	1 65 10 300	1.18
10	Reliance Capital Ltd	1 64 93 468	1.18
11	Yangste Trading Pvt Ltd	1 62 30 869	1.16
12	Reliance Aromatics and Pertochemicals Pvt Ltd	1 60 29 090	1.15
13	Reliance Energy and Project Development Pvt Ltd	1 60 29 090	1.15
14	Reliance Chemicals Pvt Ltd	1 45 68 372	1.05
15	Dainty Investment and Leasing Pvt Ltd	93 75 779	0.67
16	Rashi Trading Company Pvt Ltd	93 40 888	0.67
17	Saumya Finance & Leasing Comapny Pvt Ltd	88 53 357	0.64
18	Fidelity Shares and Securities Pvt Ltd	77 78 835	0.56
19	Riyaz Trading Pvt Ltd	74 61 603	0.54
20	Kudrat Investment Leasing (India) Pvt Ltd	32 59 436	0.23
21	Rishiraj Merchandise Pvt Ltd	26 57 916	0.19
22	Aavaran Textiles Pvt Ltd	25 12 134	0.18
23	Silvassa Hydrocarbons and Investments Pvt Ltd	24 95 328	0.18
24	Pururava Traders Pvt Ltd	23 42 920	0.17
25	Silkina Trading Pvt Ltd	23 36 680	0.17
26	Jogiya Traders Pvt Ltd	22 69 059	0.16
27	Shangrila Investments and Trading Company Pvt Ltd	21 69 827	0.16
28	Innova Tradecom Pvt Ltd	20 01 159	0.14
29	Nirupama Traders Pvt Ltd	19 36 163	0.14
30	Sundale Merchandise Pvt Ltd	19 30 903	0.14
31	Chaitanya Commercials Pvt Ltd	19 30 303	0.14
32	Gaylord Investments Trading Company Pvt Ltd	19 28 965	0.14
33	Gaiety Mercantile Pvt Ltd	19 20 263	0.14
34	Elite Mercantile Pvt Ltd	19 09 543	0.14
35	Sumiran Investments Pvt Ltd	19 04 535	0.14
36	Swarag Traders Pvt Ltd	19 01 444	0.14
37	Spellbound Trading Pvt Ltd	18 72 868	0.13
38	Pratiksha Finance & Leasing Comp Pvt Ltd	18 69 900	0.13
39	Niharika Synthetics Trading Pvt Ltd	18 60 356	0.13
40	Bhagirath Traders Pvt Ltd	18 06 063	0.13
41	Parasakthi Trading Company Pvt Ltd	18 01 090	0.13
42	Radharaman Textiles Trading Pvt Ltd	17 93 605	0.13
43	Sridivya Trading Pvt Ltd	17 85 043	0.13
44	Hexagon Trading & Investments Pvt Ltd	17 72 649	0.13
45	Devpriya Mercantile Pvt Ltd	17 72 413	0.13
46	Smruti Mercantile Pvt Ltd	17 71 263	0.13
47	Swarna Trading Pvt Ltd	17 60 813	0.13
48	Rajkiran Synthetics Pvt Ltd	17 58 234	0.13
49	Avshesh Mercantile Pvt Ltd	17 54 813	0.13


MUMBAI

Sr No	Names of Persons acting in concert as defined in Regulation 2(1)(e) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
50	Vatayan Synthetics Pvt Ltd	17 31 634	0.12
51	Rajniketan Traders Pvt Ltd	17 22 214	0.12
52	Avada Trading Company Pvt Ltd	16 47 705	0.12
53	Kalpvriksha Trading Pvt Ltd	16 11 323	0.12
54	Vanraj Merchandise Pvt Ltd	16 10 063	0.12
55	Deep Mercantile Pvt Ltd	16 09 163	0.12
56	Cube Investment Pvt Ltd	16 08 726	0.12
57	Platinum Commercials Pvt Ltd	16 07 313	0.12
58	Oranamental Trading Enterprises Pvt Ltd	15 85 463	0.11
59	Chandragupta Traders Pvt Ltd	15 76 492	0.11
60	Kaveri Commercials Pvt Ltd	15 31 182	0.11
61	Esteem Textiles Trading Pvt Ltd	15 24 267	0.11
62	Srenik Traders Pvt Ltd	15 10 204	0.11
63	Orator Trading Enterprises Pvt Ltd	14 85 696	0.11
64	Ascent Tradecom Pvt Ltd	14 70 794	0.11
65	Arundhati Traders Pvt Ltd	14 48 906	0.10
66	Suprabhat Tradecom Pvt Ltd	14 47 163	0.10
67	Shrusti Trading Pvt Ltd	14 40 203	0.10
68	Khodiyar Trading & Investments Pvt Ltd	14 40 063	0.10
69	Vasishtha Tradecom Pvt Ltd	14 32 743	0.10
70	Kunjvan Texfab Pvt Ltd	14 04 506	0.10
71	Unicom Trading Enterprises Pvt Ltd	13 90 677	0.10
72	Revlon Trading Company Pvt Ltd	13 79 109	0.10
73	Bloom Trading Pvt Ltd	13 66 548	0.10
74	Lazor Syntex Pvt Ltd	13 49 403	0.10
75	Dadhichi Texfab Pvt Ltd	12 94 511	0.09
76	Hansdhwani Trading Company Pvt Ltd	12 90 565	0.09
77	Vijeta Commercials Pvt Ltd	12 87 300	0.09
78	Nirantar Merchandise Pvt Ltd	12 87 263	0.09
79	Anusudha Tradecom Pvt Ltd	12 80 291	0.09
80	Spark Tradecom Pvt Ltd	12 80 063	0.09
81	Advitiya Fabrics Pvt Ltd	12 41 229	0.09
82	Cyril Traders Pvt Ltd	12 39 964	0.09
83	Rhino Bags Pvt Ltd	12 38 812	0.09
84	Guruvas Textiles Pvt Ltd	12 02 817	0.09
85	Reliance Welfare Association	11 70 734	0.08
86	Ranjana Traders Pvt Ltd	11 69 075	0.08
87	Eminent Commercials Pvt Ltd	11 34 563	0.08
88	Indra-Dham Traders Pvt Ltd	11 28 033	0.08
89	Antariksh Commercials Pvt Ltd	11 27 463	0.08
90	Kinnari Merchandise Pvt Ltd	11 27 081	0.08
91	Capable Commercial Pvt Ltd	10 96 737	0.08
92	Shiny Leasing and Holdings Pvt Ltd	10 95 896	0.08
93	Reliance Exports Pvt Ltd	10 87 240	0.08
94	Kanakdhara Traders Pvt Ltd	10 18 749	0.07
95	Vicraze Investment Trading Company Pvt Ltd	10 07 468	0.07
96	Aakrosh Investments Leasing Pvt Ltd	10 02 558	0.07
97	Prasiddhi Trading Pvt Ltd	9 60 663	0.07
98	Antarang Traders Pvt Ltd	9 60 609	0.07
99	Neelam Mercantile Pvt Ltd	9 60 409	0.07
100	Anuchit Traders Pvt Ltd	8 62 293	0.06



Sr No	Names of Persons acting in concert as defined in Regulation 2(1)(e) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
101	Lavanya Holdings Trading Pvt Ltd	8 60 263	0.06
102	Akshar Traders Pvt Ltd	8 59 535	0.06
103	Shital Texturising Pvt Ltd	8 57 788	0.06
104	Panchtirth Trading Pvt Ltd	8 07 483	0.06
105	Charishma Investments Pvt Ltd	8 07 209	0.06
106	Adbhut Trading Company Pvt Ltd	7 89 464	0.06
107	Biraaj Textiles Trading Pvt Ltd	7 84 946	0.06
108	Sugam Texturising Pvt Ltd	6 52 262	0.05
109	Shruti Traders Pvt Ltd	6 26 376	0.04
110	Chikki Fertilizerstrading Agencies Pvt Ltd	5 99 663	0.04
111	Avron Trading Pvt Ltd	5 69 364	0.04
112	Navketan Commercials Pvt Ltd	5 50 029	0.04
113	Akshaya Textiles Trading Agencies Pvt Ltd	5 32 746	0.04
114	Bindi Chemicals Agencies and Trading Pvt Ltd	4 81 504	0.03
115	Prolab Syntehtics Detergents Pvt Ltd	3 12 500	0.02
116	Vita Investments and Trading Company Pvt Ltd	3 08 395	0.02
117	Classic Merchant Bankers Pvt Ltd	2 92 265	0.02
118	Lordwest Investments and Trading Company Pvt Ltd	2 80 652	0.02
119	Maxwell Dyes Chemicals Pvt Ltd	2 33 900	0.02
120	Tejasvi Trading Company Pvt Ltd	2 30 663	0.02
121	Auspicious Investment Pvt Ltd	1 99 989	0.01
122	Proline Investments Pvt Ltd	1 65 783	0.01
123	Sameep Trading Pvt Ltd	1 30 823	0.01
124	Lazor Detergents Pvt Ltd	1 18 400	0.01
125	Yashasvi Holding Pvt Ltd	93 773	0.01
126	Reliance Industrial Infrastructure Ltd	86 000	0.01
127	Pratik Holdings & Trading Pvt Ltd	36 842	0.00
128	Rajtilak Holdings Trading Pvt Ltd	32 109	0.00
129	Creditable Investments Pvt Ltd	10 467	0.00
130	Darshan Securities Pvt Ltd	8 000	0.00
131	Sihasan Holdings Trading Pvt Ltd	6 963	0.00
	Total -->	**47 53 25 151**	**34.11**





Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

October 15, 2005

BOMBAY STOCK EXCHANGE LIMITED
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

ATTN : MS. NEHA GADA (DCS-CRD)
SCRIP CODE : 500325

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051



Dear Sirs,

Sub : **Compliance with Clause 49 of the Listing Agreement**

We send herewith the status on Corporate Governance as on September 30, 2005, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 30TH SEPTEMBER, 2005

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted by the Board. The Committee carries out its functions, on an ongoing basis, based on the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee has been duly constituted by the Board. The Committee meets periodically, to look into Shareholders'/ Investors' grievances.
Remuneration of Directors	49 III	YES	The Remuneration Committee has been duly constituted by the Board. The Committee determines and approves the remuneration payable to the Whole-time Director(s) and Managing Director(s) of the Company.
Board Procedures	49 IV	YES	-
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March, 2005 is already furnished in the Annual Report of the Company for the year 2004-2005 and for the current financial year it will be complied within the Annual Report for the year 2005-2006.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	Report on Corporate Governance for the year ended 31st March, 2005 is already furnished in the Annual Report of the Company for the year 2004-2005 and for the current financial year it will be complied within the Annual Report for the year 2005-2006.

